EXHIBIT 99.1

Tekmira Provides Update on U.S. Government Sponsored TKM-Ebola Program

Scope and Funding of Contract Expanded to Include New, More Potent LNP Formulation

VANCOUVER, British Columbia, May 8, 2013 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today announced that its contract with the U.S. Department of Defense (DoD) has been modified to support development plans that integrate advancements in Tekmira's lipid nanoparticle (LNP) formulation and manufacturing technologies, and provide for additional funding for the TKM-Ebola program.

TKM-Ebola, an anti-Ebola viral therapeutic, is being developed under a contract with the U.S. DoD's Joint Project Manager Transformational Medical Technologies (JPM-TMT) Office with a total contract value of approximately $140 million.

"We are pleased that since the initiation of the program in July 2010, our productive collaboration with the JPM-TMT has expanded to include significant advances in LNP formulation technology. The TKM-Ebola program will now incorporate an LNP formulation that is more than 10 times as potent as the previous formulation, and the most potent of all the LNP formulations evaluated in clinical trials. Many of Tekmira's LNP technology innovations around process development, manufacturing scale-up, and lyophilization have been supported by JPM-TMT," said Dr. Mark J. Murray, Tekmira's President and CEO.

Under the modification to the existing contract, funding has been increased by $6.9 million, from $34.8 million to $41.7 million for the first phase of the contract. The modification to the existing contract allows for the integration of a more potent LNP formulation in the TKM-Ebola program as well as advancements in manufacturing technology, including lyophilization. Tekmira has initiated pre-clinical, chemistry, manufacturing and control studies that support the use of these improvements in the program. Tekmira anticipates the completion of these studies and a submission to the FDA in the second half of 2013 in order to support the use of the enhanced product in a Phase I clinical trial. New data from the TKM-Ebola program will be presented at the 15th Annual TIDES Summit: Oligonucleotide and Peptide® Therapeutics from Research through Commercialization taking place in Boston, MA from May 12-15, 2013.

About JPM-TMT

JPM-TMT is a component of the U.S. Department of Defense's Joint Program Executive Office for Chemical and Biological Defense (JPEO-CBD). JPM-TMT aims to protect the Warfighter from emerging infectious diseases, genetically altered, and unknown biological threats. Through strategic investments and partnerships with innovative biotech firms, pharmaceutical corporations, other government agencies, and academic institutions, JPM-TMT facilitates the advanced development and acquisition of adaptable platform technologies, broad-spectrum medical countermeasures, and innovative systems to enhance our nation's biodefense response capability. For more information, visit www.jpmtmt.mil.

About RNAi and Tekmira's LNP

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects" and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; the effects of Tekmira's products on the treatment of infectious disease; the quantum and timing of potential funding from the U.S. DoD's JPM-TMT Office; the modifications to the TKM-Ebola contract with the U.S. DoD's JPM-TMT Office to integrate recent advancements in LNP formulation and manufacturing technology; the expected presentation of data at the upcoming 15th Annual TIDES Summit; expected timing of the completion and submission of the LNP formulation work to the FDA and the initiation of a Phase I clinical trial for TKM-Ebola; and, the quantum and timing of funding that may be provided to Tekmira pursuant to the TKM-Ebola contract with the U.S. DoD's JPM-TMT Office.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; the effectiveness of Tekmira's products as a treatment for infectious disease, or other diseases; the developmental milestones and approvals required to trigger funding for TKM-Ebola from the JPM-TMT Office; results in preclinical models are indicative of the potential effect in humans; Tekmira's research and development capabilities and resources; FDA approval with respect to commencing clinical trials; the timing and obtaining of regulatory approvals for Tekmira's products; the timing and results of clinical data releases and use of LNP technology by Tekmira's development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira's partners including the U.S. DoD's JPM-TMT Office, and others; Tekmira's financial position and its ability to execute on its business strategy; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: payments received from third parties may not be sufficient to fund Tekmira's continued business plan as currently anticipated; Tekmira's ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira's research and development capabilities and resources will not meet current or expected demand; Tekmira's development partners and licensees conducting clinical trial, development programs and joint venture strategic alliances will not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira's collaborative partners may not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; Tekmira's products may not prove to be effective in the treatment of infectious disease or other diseases; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira's planned clinical trials or approve the use of Tekmira's products and generally, difficulties or delays in the progress, timing and results of clinical trials; the FDA may determine that the design and planned analysis of Tekmira's clinical trials do not adequately address the trial objectives in support of Tekmira's regulatory submissions; future operating results are uncertain and likely to fluctuate; competition from other pharmaceutical or biotechnology companies; anticipated payments under contracts with Tekmira's collaborative partners including the U.S. DoD's JPM-TMT Office, will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; the U.S. Government may reduce or cancel certain defense spending, including Tekmira's contract to develop TKM-Ebola; FDA may require additional pre-clinical, clinical or other studies, refuse to approve TKM-Ebola, or place restrictions on our ability to commercialize TKM-Ebola; the release of data from the TKM-Ebola Phase 1 human clinical trial may not occur in the expected timeframe, or at all; Tekmira may not complete the work necessary for the submission of the new LNP formulation to the FDA in the anticipated timeframe, or at all; Tekmira may not initiate a new TKM-Ebola Phase 1 clinical trial in the anticipated timeframe, or at all; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; and the possibility that Tekmira has not sufficiently budgeted for expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2012 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca